Exhibit 99.133

DHX Media's CPLG Expands Its European Operations to Nordic and CEE

HALIFAX, March 2, 2015 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, announces that Copyright Promotions Licensing Group (CPLG), its full-service international licensing agency, has expanded operations into the Nordic and Central & Eastern Europe (CEE) territories, with offices planned in Stockholm and Warsaw, respectively.

The expansion will be managed by Maarten Weck, currently MD of CPLG Benelux, who becomes MD of CPLG Northern Europe. CPLG has appointed Jenny Strehle Ilic as Commercial Director, Nordic, and Slawomir Ekiert as Commercial Director, CEE. Strehle Ilic previously worked with Plus Licens and Rovio, and Ekiert headed Ink's initiatives in Central & Eastern Europe for a number of years.

CPLG Nordic and CPLG CEE have been appointed by Mind Candy for its ground breaking mobile game franchise, World of Warriors, and they will also handle the licensing for DHX Brands properties including Teletubbies and Twirlywoos. In addition, they will oversee local licensing opportunities for CPLG's global representation of Michelangelo.

About DHX Media Ltd.

DHX Media Ltd. (www.dhxmedia.com), a key player internationally in the creation of content for families and children, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, Slugterra and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children's television channel in Canada, as well as the channels Disney Junior (English & French) and Disney XD in Canada. The Company markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information: Investor relations, please contact: Joann Head - Manager, Investor Relations, DHX Media Ltd., joann.head@dhxmedia.com, +1 416-977-7018; Media, please contact: Shaun Smith - Director, Corporate Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-977-7230

CO: DHX Media Ltd.

CNW 08:00e 02-MAR-15